PMU News Release #05-16 TSE, AMEX Symbol PMU September 21, 2005

PACIFIC RIM CLOSES US $5.4 MILLION ANDACOLLO SALE:
ADDITIONAL DRILL RIGS TO BE ADDED TO EL DORADO GOLD PROJECT

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has entered into a final agreement and closed the sale to Trend Mining Company (“Trend”) of 100% of the shares in its Chilean subsidiary that owns the Andacollo gold mine. Upon execution of the final Share Purchase Agreement, Pacific Rim received a US $2.1 million payment from Trend. The agreement provides for further payments totalling US $2.4 million to be made to the Company (US $1 million and US $1.4 million by September 2006 and 2007 respectively). The total sale price for the Andacollo mine is US $5.4 million (of which US $900,000 was previously paid to the Company by Trend to maintain their exclusive right to conduct due diligence).

“We are extremely pleased to have closed the sale of the Andacollo asset,” states Tom Shrake, CEO. “Our primary exploration priority is to increase the El Dorado gold resource and commence development of the high-margin Minita deposit. To this end, we are immediately utilizing the cash proceeds from the Andacollo sale to contract two additional diamond drill rigs for our El Dorado project (bringing the total to four). The first new rig is now being mobilized to the project and the second is anticipated to arrive shortly thereafter. These rigs will be used to accelerate the South Minita delineation-drilling program and to commence step out drilling to the south along the prolific Minita structure. The Company also intends to drill test the numerous high priority gold targets it has recently discovered in the southern district of the El Dorado project, and the high grade Trinidad vein on its nearby Santa Rita gold project. When completed, the South Minita definition drilling will lead to a resource estimate for this promising gold zone, which will in turn form the basis of an updated economic analysis for the El Dorado project. Pacific Rim will also shortly launch a concerted market education campaign to improve investor and shareholder perception of the dramatic importance of the El Dorado project and convey its capacity to move the Company toward its goal of low cost intermediate level gold production.”

Appointment
On behalf of the board of directors, Pacific Rim is pleased to announce the appointment of Mr. William Gehlen to the position of Vice President, Exploration. Mr. Gehlen is a professional geologist and successful explorationist who has been a senior member of Pacific Rim’s technical team for 10 years. Mr. Gehlen will steward Pacific Rim’s exploration programs, initiatives and strategies, while continuing to direct exploration at the El Dorado project.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, intermediate-level gold producer.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

On behalf of the board of directors,
For further information call
“Thomas C. Shrake”	Toll Free: 1-888-775-7097 or
(604) 689-1976, or visit
Thomas C. Shrake	www.pacrim-mining.com
CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rimﾒs control, including: fulfillment of the terms laid out in the final Andacollo agreement; actual use of the proceeds of the sale; results of current exploration activities; the results from future exploration opportunities; and other factors detailed in the Companyﾒs filings with the U.S. Securities and Exchange Commission. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rimﾒs actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com